IN THE MATTER OF
NIAGARA MOHAWK HOLDINGS, INC.

File No. 70-9339

(Public Utility Holding Company
 Act of 1935)
CERTIFICATE OF NOTIFICATION

This Certificate of Notification is filed by Niagara Mohawk Holdings, Inc. ("NMH") in connection with the transactions proposed in the Application on Form U-1, as amended, in File No. 70-9339 (the "Application"), in the above proceeding filed by NMH and authorized by the order ("Order") of the Securities and Exchange Commission ("Commission") March 4, 1999 (Release No.
35-26986).  NMH hereby notifies the Commission that:

i. The transactions described in the Application have been carried out on March 18, 1999, in accordance with the terms and conditions of, and for the purposes requested in, the Application, and in accordance with the terms and conditions of the Order.

ii. Niagara Mohawk Power Corporation has distributed as a dividend to NMH all the common stock of Opinac North America, Inc.

iii. Filed herewith as Exhibit 8-2 is the past-tense opinion of counsel for NMH.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                         NIAGARA MOHAWK HOLDINGS, INC.


                                By:      /s/ William F. Edwards
                                         --------------------------
                                         William F. Edwards
                                         Senior Vice President and
                                         Chief Financial Officer


Dated:  April 13, 1999